UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2013

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒    Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐    No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐    No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

MATERIAL FACT

Oi S.A. (“Oi” or the “Company,”) discloses to its shareholders and the market in general that its subsidiaries Telemar Norte Leste S.A. (“Telemar”) and BRT Serviços de Internet S.A. (“BRTSI,” and, together with Telemar, the “Sellers”) entered into an agreement with SBA Torres Brasil, Limitada, (the “Purchaser”), under which the Sellers have undertaken to transfer shares representing 100% of the share capital of one of their subsidiaries, which owns 2,007 telecommunications towers used to provide mobile services, to the Purchaser (the “Transaction”) in exchange for R$1,525,000,000.00 to be transferred upon the completion of the Transaction (the “Closing Date”).

This Transaction reinforces and improves the financial flexibility of the Company, allowing Oi to extend its debt maturities, reduce financing costs and strengthen its liquidity. In addition, the benefits that the Company will derive from the Transaction include the receipt of resources to be invested in the Company’s strategic businesses and the transference to the Purchaser of the responsibilities, costs and investments in connection with the operation, maintenance and expansion of the towers. Concurrently, the Transaction permits the Company to continue to provide personal mobile services through the lease of space on the towers under long-term lease agreements that contain provisions establishing conditions in order to expand the leased space.

The completion of the Transaction is subject to compliance with the conditions precedent established in the agreement and is expected to occur before the end of March 2014.

Oi will inform its shareholders and the market in general of the completion of this Transaction and of any other events that may come to affect its terms and conditions.

This Material Fact is disclosed by Oi in compliance with art. 157, § 4, of Law No. 6,404/76 and in accordance with CVM Instruction No. 358/02.

Rio de Janeiro, December 3, 2013.

Bayard De Paoli Gontijo

Investor Relations Officer

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2013

OI S.A.

By:	/s/ Bayard de Paoli Gontijo
Name: Bayard de Paoli Gontijo
Title: Chief Financial Officer